Zentek Engages Arka BRENStech Pvt Ltd to Develop
Opportunities in India

Guelph, ON - March 30, 2023, Zentek Ltd. ("Zentek" or the "Company") (Nasdaq: ZTEK; TSX-V: ZEN), an intellectual property development and commercialization company, has signed an agreement (the "Agreement") with Arka BRENStech Pvt Ltd ("BRENStech"), a company incorporated under the laws of the Republic of India (India), pursuant to which BRENStech will act as a local partner to Zentek as it seeks to develop business opportunities in India.

Zentek has been working with Mr. Gaurav Kumar, a director of BRENStech, over the last year to understand the Indian market.  BRENStech's primary focus under the terms of the Agreement will be to establish sales and distribution opportunities for Zentek masks and HVAC filters and potentially other Zentek products as they become available, however BRENStech will also provide services under the Agreement to connect Zentek with university research facilities, assist with the navigation of applicable regulatory regimes, and to source potential manufacturing partners for Zentek's business opportunities in India and globally.

To date, BRENStech has performed market research of the Indian market for surgical masks where samples were trialed in hospitals and clinics and has reported positive feedback and Zentek has shipped 2.1 million masks to support initial sales efforts.  The personal protective equipment ("PPE") market in India is valued at $1 billion USD and India is currently the world's second largest manufacturer of PPE according to the Economic Times, India.

"We see significant opportunities in India, both as a market for Zentek's innovative products and as a potential manufacturing hub for Zentek going forward" said Greg Fenton, CEO of Zentek.  "Having a strong partner in India with business, research and development, regulatory and political connections will be invaluable as we seek to grow our opportunities both in India and globally."

Currently, India is the world's 5th largest economy and expected to grow to the 3rd largest by 2030 according to the International Monetary Fund.  India is projected to host over 1.5 billion people by 2030 making it the highest population in the world.  Currently the estimated middle class has approximately 350 million people and targeted to reach 600 million by 2030.  India offers significant opportunities for Zentek and its partners:  Sales and distribution, strong manufacturing infrastructure along with world-class research and development.

About Zentek Ltd.

Zentek is an IP development and commercialization company focused on the research, development and commercialization of novel products using graphene and nanomaterials for use in the healthcare industry and beyond.

Zentek's patented ZenGUARD™ coating is shown to have 99% antimicrobial activity and to significantly increase the bacterial and viral filtration efficiency of both surgical masks and HVAC systems.  Zentek's ZenGUARD™ production facility is located in Guelph, Ontario.

About Arka BRENStech Pvt Ltd.

BRENStech is a leading consulting company that is focused on technology and has a history of developing and deploying cutting-edge technologies. The company works primarily in the realm of environmental sustainability and renewable energy but is also well diversified and active in many other areas of industry and is well positioned for companies entering India under joint ventures.

BRENStech has been in business for over 10 years and has corporate offices in Gurugram (on the outskirts of New Delhi), Hyderabad, Bangalore, and Chandigarh which provide a presence throughout India. The company also has an extensive network established in the private and public sectors as it works with a wide range of SMEs as well as large multinationals.  The company maintains a close working relationship with numerous departments and agencies throughout all levels of Government and participates actively in policy formation.  BRENStech offers its partners a strong combination of technical expertise and business knowledge to help bring emerging technologies to market.

For further information:

Mitch Swergold
Tel: (917) 930-8723
Email: mswergold@zentek.com

To find out more about Zentek Ltd., please visit our website at www.Zentek.com. A copy of this news release and all material documents in respect of the Company may be obtained on ZEN's SEDAR profile at http://www.sedar.com/.

Forward-Looking Statements

This news release contains forward-looking statements. Since forward-looking statements address future events and conditions, by their very nature they involve inherent risks and uncertainties. Although Zentek believes that the assumptions and factors used in preparing the forward-looking information in this news release are reasonable, undue reliance should not be placed on such information, which only applies as of the date of this news release, and no assurance can be given that such events will occur in the disclosed time frames or at all. Zentek disclaims any intention or obligation to update or revise any forward-looking information, whether as a result of new information, future events or otherwise, other than as required by law.

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.